EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Quarter Ended March 31,
	2004	2003
Diluted net (loss) income per share:
Net (loss) income to common shareholders	$(1,635,000)	$1,660,000

Average number of shares outstanding	8,673,950	8,478,450
Net effect of dilutive stock options based on treasury stock method	—	289,167
Total average shares	8,673,950	8,767,617

Diluted net (loss) income per share	$(0.19)	$0.19